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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Wilshire Oil Company of Texas

(Name of Issuer)

Common Stock, $1 par value

(Title of Class of Securities)

971889100

(Cusip Number)

Kevin C. McTavish
5400 LBJ Freeway, Suite 1470
Dallas, Texas 75240
Telephone No.: (972) 982-8653
Facsimile: (972) 982-8655

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Don M. Glendenning, Esq.
Toni Weinstein, Esq.
Locke Liddell & Sapp LLP
2200 Ross Avenue, Suite 2200
Dallas, Texas 75201
Telephone No.: (214) 740-8000
Facsimile: (214) 740-8800

April 9, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 971889100

1.	Name of Reporting Person: Kevin McTavish		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 89,700

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 89,700

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 89,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 1.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 971889100

1.	Name of Reporting Person: Owen Blicksilver		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 17,500

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 17,500

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.2%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 971889100

1.	Name of Reporting Person: Roger Stull		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,800

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 4,800

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 971889100

1.	Name of Reporting Person: Philip Zuzelo		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 18,000

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 18,000

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.2%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 971889100

1.	Name of Reporting Person: Joseph Magliolo III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,000

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 6,000

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.1%

14.	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer
This Schedule 13D (the "Schedule 13D") relates to the common stock, par value $1.00 per share (the "Shares"), of Wilshire Oil Company of Texas, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 921 Bergen Avenue, Jersey City, New Jersey 07306.

The information set forth in the Exhibits is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

Item 2.	Identity and Background
This Schedule 13D is filed by Kevin McTavish, Owen Blicksilver, Roger Stull, Philip Zuzelo and Joseph M. Magliolo III (collectively, the "Reporting Persons" and, individually, a "Reporting Person"). The Reporting Persons are making this filing because, together with by Oaktree Capital Management, LLC, OCM Real Estate Opportunities Fund III GP, LLC and OCM Real Estate Opportunities Fund III, L.P. (collectively, "Oaktree"), they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. An agreement among the Reporting Persons with respect to the filing of this Schedule 13D is attached hereto as Exhibit 5. Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

Kevin McTavish's principal occupation is as President of Summit Capital, LLC. The principal business of Summit Capital, LLC is real estate investment. Mr. McTavish is a citizen of the United States. The business address of Mr. McTavish is 5400 LBJ Freeway, Suite 1470, Dallas, Texas 75240.

Owen Blicksilver's principal occupation is as President of Blicksilver Public Relations, Inc. The principal business of Blicksilver Public Relations, Inc. is providing public relations advice and services. Mr. Blicksilver is a citizen of the United States. The business address of Mr. Blicksilver is 2 Filbert Street, Garden City, New York 11530.

Roger Stull's principal occupation is as President of Stull Investments. The principal business of Stull Investments is investment services. Mr. Stull is a citizen of the United States. The business address of Mr. Stull is 2400 E. Katella Avenue, Suite 1200, Anaheim, California 92806.

Philip Zuzelo's principal occupation is as President of Cardinal/International Grooving and Grinding LLC. The principal business of Cardinal/International Grooving and Grinding LLC is construction services. Mr. Zuzelo is a citizen of the United States. The business address of Mr. Zuzelo is 100 Barren Hill Road, PO Box 450, Conshohocken, Pennsylvania 19428.

Joseph Magliolo III's principal occupation is Chairman of the Accounting Department of and Professor of Accounting at the Cox Business School of Southern Methodist University. Mr. Magliolo is a citizen of the United States. Mr. Magliolo's business address is 4808 Stonyford Lane, Dallas, Texas 75287.

During the last five years, none of the Reporting Persons (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The total amount of funds used by Mr. McTavish to purchase the 89,700 Shares purchased by him through April 18, 2003 was approximately $306,846 (excluding brokerage commissions), all of which was derived from his personal funds.

The total amount of funds used by Mr. Blicksilver to purchase the 17,500 Shares purchased by him through April 18, 2003 was approximately $58,829 (excluding brokerage commissions), all of which was derived from his personal funds.

The total amount of funds used by Mr. Stull to purchase the 4,800 Shares purchased by him through April 18, 2003 was approximately $17,011 (excluding brokerage commissions), all of which was derived from his personal funds.

The total amount of funds used by Mr. Zuzelo to purchase the 18,000 Shares purchased by him through April 18, 2003 was approximately $63,835 (excluding brokerage commissions), all of which was derived from his personal funds.

The total amount of funds used by Mr. Magliolo to purchase the 6,000 Shares purchased by him through April 18, 2003 was approximately $20,980 (excluding brokerage commissions), all of which was derived from his personal funds.

Item 4.	Purpose of Transaction
The Reporting Persons have acquired their Shares to establish a significant equity interest in, and with a view toward seeking control of or the entire equity interest in, the Company.

Mr. McTavish has had discussions with the other Reporting Persons and with representatives of Oaktree relating to the potential participation of the Reporting Persons and Oaktree in a transaction that may result in changing or influencing control of the Company. Mr. McTavish has also engaged in discussions and exchanged correspondence with representatives of the Company in connection with the Reporting Persons' interest in the Company and the acquisition of additional Shares. See Exhibits 1, 2, 3 and 4 for copies of letters relating thereto.

Although the Reporting Persons would prefer to acquire the Company in a negotiated transaction, the Reporting Persons may consider other alternatives to achieve their stated objective of acquiring the Company, including, subject to market conditions, acquiring additional Shares through a tender offer, open market purchases or in privately negotiated transactions, or a combination thereof, or seeking to obtain representation on, or control of, the Company's Board of Directors. The Reporting Persons, however, have made no decision concerning the foregoing, and any such decision will depend upon the circumstances existing at the time.

Although the Reporting Persons have had, and expect to continue to have, discussions regarding the Company and its operations, assets, capital structure, management and board of directors and the possible acquisition of additional Shares, and the Reporting Persons have expressed an interest in pursuing a possible transaction involving the Company, there exists no agreement between any of the Reporting Persons of the kind described in clauses (a) and (j) of Item 4 to Schedule 13D. In addition, the Reporting Persons may from time to time have discussions with Oaktree that may result in an agreement or understanding relating to the coordination and the acquisition and/or disposition of the Shares. Without limiting the generality of the foregoing, none of the Reporting Persons has any agreement, arrangement or understanding with any other Reporting Person or with Oaktree regarding the voting or disposition of any Shares held of record or beneficially by Oaktree. However, by virtue of the discussions described above and any subsequent agreement or understanding that may arise between the Reporting Persons and Oaktree with respect thereto, the Reporting Persons and Oaktree may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. In order to avoid any question as to whether the Reporting Persons' and Oaktree's beneficial ownership is subject to a reporting obligation under Regulation 13D and in order to provide greater investment flexibility, the Reporting Persons and Oaktree have decided to file their respective Schedules 13D at this time, although neither the Reporting Persons nor Oaktree are individually owners of more than 5% of the Shares. In their Schedule 13D, Oaktree has disclaimed beneficial ownership of any Shares beneficially owned by the Reporting Persons, and the Reporting Persons hereby disclaim beneficial ownership of any Shares beneficially owned by Oaktree.

Except as set forth above, the Reporting Persons have no plans or proposals that relate to or would result in any of the following actions:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure;

(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those enumerated above.

Although the foregoing represents the current plans and intentions of the Reporting Persons, it should be noted that such plans and intentions may change at any time. Accordingly, there can be no assurance that the Reporting Persons will actually purchase any additional Shares. In this connection, the Reporting Persons are continuously reviewing all aspects of their Share position, particularly the feasibility and advisability of acquiring the entire equity interest in the Company. Consequently, the Reporting Persons expressly reserve the right to sell or otherwise dispose of all or part of their Share position and may do so at any time. Whether the Reporting Persons decide to acquire additional Shares or sell some or all of the Shares that they now hold will depend upon circumstances existing from time to time, many of which the Reporting Persons cannot control, including market conditions and any response that the Company may make to the Reporting Persons' efforts to acquire control of the Company.

Item 5.	Interest in Securities of the Issuer
Mr. McTavish may be deemed to beneficially own 89,700 Shares, or approximately 1.1% of the outstanding Shares, by virtue of his sole power to vote and his sole power to dispose of such Shares.

Mr. Blicksilver may be deemed to beneficially own 17,500 Shares, or approximately 0.2% of the outstanding Shares, by virtue of his sole power to vote and his sole power to dispose of such Shares.

Mr. Stull may be deemed to beneficially own 4,800 Shares, or approximately 0.1% of the outstanding Shares, by virtue of his sole power to vote and his sole power to dispose of such Shares.

Mr. Zuzelo may be deemed to beneficially own 18,000 Shares, or approximately 0.2% of the outstanding Shares, by virtue of his sole power to vote and his sole power to dispose of such Shares.

Mr. Magliolo may be deemed to beneficially own 6,000 Shares, or approximately 0.1% of the outstanding Shares, by virtue of his sole power to vote and his sole power to dispose of such Shares.

The Reporting Persons, in the aggregate, beneficially own 136,000 Shares, or approximately 1.7% of the outstanding Shares.

The Reporting Persons, together with Oaktree, may be deemed to be members of a group under Section 13(d)(3) of the Exchange Act. At the close of business on April 18, 2003, Oaktree may be deemed to beneficially own 304,200 Shares, or approximately 3.9% of the outstanding Shares. Each of the Reporting Persons and Oaktree may therefore be deemed to beneficially own 440,200 Shares, or approximately 5.6% of the outstanding Shares. None of the Reporting Persons, directly or indirectly, have or share the power to vote or to direct the vote of, or to dispose or to direct the disposition of, Shares held or record by the other Reporting Persons or Oaktree. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission that any Reporting Person beneficially owns any Shares held of record by any other Reporting Person or Oaktree for purposes of Section 13(d) of the Exchange Act, and each Reporting Person disclaims beneficial ownership of the shares held by the other Reporting Persons and Oaktree.

The percentages of Shares outstanding reported as beneficially owned by each person herein on the date hereof is based upon 7,809,834 Shares outstanding on March 14, 2003, as reported in the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

Information concerning transactions in equity securities of the Company effected by the Reporting Persons during the past 60 days is set forth on Schedule A hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Other than as disclosed above, no Reporting Person is a party to any other contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Letter, dated October 11, 2002, to Sherry Wilzig Izak, Chairman and Chief Executive Officer of the Company, and Phil Kupperman, President and Chief Executive Officer of the Company
Exhibit 2	Letter, dated December 10, 2002, to Sherry Wilzig Izak, Chairman and Chief Executive Officer of the Company, and Phil Kupperman, President and Chief Executive Officer of the Company
Exhibit 3	Letter, dated February 20, 2003, to Sherry Wilzig Izak, Chairman and Chief Executive Officer of the Company, and Phil Kupperman, President and Chief Executive Officer of the Company
Exhibit 4	Letter, dated April 8, 2003, to Sherry Wilzig Izak, Chairman and Chief Executive Officer of the Company
Exhibit 5	Joint Filing Agreement, dated April 21, 2003, among Kevin McTavish, Owen Blicksilver, Roger Stull and Philip Zuzelo

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2003

/s/ Kevin McTavish
Kevin McTavish

/s/ Owen Blicksilver
Owen Blicksilver

/s/ Roger Stull
Roger Stull

/s/ Philip Zuzelo
Philip Zuzelo

/s/ Joseph Magliolo III
Joseph Magliolo III

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule 1

     The following table sets forth information with respect to each transaction in Shares by the Reporting Persons during the past 60 days. All transactions were effected in the open market on a national securities exchange through a broker and reflect the trade date of such transaction.

Date	Purchaser	Number of Shares Purchased	Price Per Share*

3/24/03 3/26/03 4/9/03 4/10/03	Philip Zuzelo Philip Zuzelo Owen Blicksilver Owen Blicksilver	200 1,400 600 500	$3.65 $3.65 $3.68 $3.55

*	Excludes brokerage commissions.

INDEX TO EXHIBITS

Exhibit 1	Letter, dated October 11, 2002, to Sherry Wilzig Izak, Chairman and Chief Executive Officer of the Company, and Phil Kupperman, President and Chief Executive Officer of the Company
Exhibit 2	Letter, dated December 10, 2002, to Sherry Wilzig Izak, Chairman and Chief Executive Officer of the Company, and Phil Kupperman, President and Chief Executive Officer of the Company
Exhibit 3	Letter, dated February 20, 2003, to Sherry Wilzig Izak, Chairman and Chief Executive Officer of the Company, and Phil Kupperman, President and Chief Executive Officer of the Company
Exhibit 4	Letter, dated April 8, 2003, to Sherry Wilzig Izak, Chairman and Chief Executive Officer of the Company
Exhibit 5	Joint Filing Agreement, dated April 21, 2003, among Kevin McTavish, Owen Blicksilver, Roger Stull and Philip Zuzelo